------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                   OMB Number:        3235-0145
                                                   Expires:   December 31, 2005
                                                   Estimated average burden
                                                   hours per response....... 11
                                                  ------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 3)*


                                   NuCo2, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629428103
                  --------------------------------------------
                                 (CUSIP Number)

                                 August 25, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (BHCA), L.P. (as successor by merger of Chase Capital Investments, L.P. with and into J.P. Morgan Partners (BHCA), L.P.)
          13-337-1826
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization         Delaware
--------------------------------------------------------------------------------
                                                  1,532,190 (includes Warrants
                                                  to purchase 857,551 shares,
                                                  Options to purchase 20,000
                                                  shares, 8% Convertible
                                                  Preferred Stock immediately
                                                  convertible into 654,639
                         5.   Sole Voting Power   shares)
  Number of Shares     ---------------------------------------------------------
  Beneficially Owned     6.   Shared Voting Power
  by Each Reporting    ---------------------------------------------------------
  Person With:                                    1,532,190 (includes Warrants
                                                  to purchase 857,551 shares,
                                                  Options to purchase 20,000
                                                  shares, 8% Convertible
                                                  Preferred Stock immediately
                         7.   Sole                convertible into 654,639
                              Dispositive Power   shares)
                       ---------------------------------------------------------
                         8.   Shared Dispositive Power
--------------------------------------------------------------------------------
                                                  1,532,190 (includes Warrants
                                                  to purchase 857,551 shares,
                                                  Options to purchase 20,000
                                                  shares, 8% Convertible
                                                  Preferred Stock immediately
     9.   Aggregate Amount Beneficially Owned     convertible into 654,639
          by Each Reporting Person                shares)

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9)       12.6%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners Global Investors, L.P.

          13-4197054
--------------------------------------------------------------------------------
     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
                       5.   Sole
                            Voting Power       Warrant to purchase 33,795 shares
                      ----------------------------------------------------------
 Number of Shares      6.   Shared
 Beneficially               Voting Power
 Owned by Each        ----------------------------------------------------------
 Reporting Person      7.   Sole
 With:                      Dispositive Power  Warrant to purchase 33,795 shares
                      ----------------------------------------------------------
                       8.   Shared
                            Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially
          Owned by Each Reporting Person       Warrant to purchase 33,795 shares

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9)       .4%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners Global Investors A, L.P.

          26-0032493
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
                       5.   Sole
                            Voting Power        Warrant to purchase 5,193 shares
                     -----------------------------------------------------------
 Number of Shares      6.   Shared
 Beneficially               Voting Power
 Owned by Each       -----------------------------------------------------------
 Reporting Person      7.   Sole
 With:                      Dispositive Power   Warrant to purchase 5,193 shares
                     -----------------------------------------------------------
                       8.   Shared
                            Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially
          Owned by Each Reporting Person        Warrant to purchase 5,193 shares

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9)      .2%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


-------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners Global Investors (Cayman), L.P.

          13-4197057
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Cayman Islands
--------------------------------------------------------------------------------
                       5.   Sole
                            Voting Power       Warrant to purchase 16,967 shares
                     -----------------------------------------------------------
 Number of Shares      6.   Shared
 Beneficially               Voting Power
 Owned by Each       -----------------------------------------------------------
 Reporting Person      7.   Sole
 With:                      Dispositive Power  Warrant to purchase 16,967 shares
                     -----------------------------------------------------------
                       8.   Shared
                            Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially
          Owned by Each Reporting Person       Warrant to purchase 16,967 shares

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9)       .3%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


-------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners Global Investors (Cayman) II, L.P.

          26-0005546
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)
--------------------------------------------------------------------------------
     3.   SEC Use Only
--------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization Cayman Islands
--------------------------------------------------------------------------------
                       5.   Sole
                            Voting Power       Warrant to purchase 1,897 shares
                     -----------------------------------------------------------
 Number of Shares      6.   Shared
 Beneficially               Voting Power
 Owned by Each       -----------------------------------------------------------
 Reporting Person      7.   Sole
 With:                      Dispositive Power  Warrant to purchase 1,897 shares
                     -----------------------------------------------------------
                       8.   Shared
                            Dispositive Power
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially
          Owned by Each Reporting Person       Warrant to purchase 1,897 shares

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     11.  Percent of Class Represented by Amount in Row (9)       .1%
--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
     PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the granting of Warrants to purchase, in the aggregate, 250,000 shares of the Issuer's Common Stock and a change in the Controlling Persons of the Reporting Person.

ITEM 1.

          (A)  NAME OF ISSUER:

               NuCo2, Inc.

          (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2800 SE Market Place
               Stuart, Florida  34997


ITEM 2.

          (A)  NAME OF PERSON FILING:

               J.P. Morgan Partners (BHCA), L.P. ("JPMP BHCA")

               J.P. Morgan Partners Global Investors, L.P. ("JPMP Global")

               J.P. Morgan Partners Global Investors A, L.P. ("JPMP Global A")

               J.P. Morgan Partners Global Investors (Cayman), L.P. ("JPMP Cayman")

               J.P. Morgan Partners Global Investors (Cayman) II, L.P. ("JPMP Cayman II")

               Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o J.P. Morgan Partners, LLC
               1221 Avenue of the Americas
               New York, New York  10020

          (C)  CITIZENSHIP:

               Delaware

          (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

               Common Stock

          (E)  CUSIP NUMBER:

               629428103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

          Not applicable.

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


ITEM 4.   OWNERSHIP

          (A)  AMOUNT BENEFICIALLY OWNED:

               JPMP (BHCA):           1,532,190 (includes Warrants to
                                      purchase 857,551 shares, Options to
                                      purchase 20,000 shares and 8% Convertible
                                      Preferred Stock, immediately convertible into 654,639 shares).

               JPMP GLOBAL:           Warrant to purchase 33,795 shares

               JPMP GLOBAL A:         Warrant to purchase 5,193 shares

               JPMP CAYMAN:           Warrant to purchase 16,967 shares

               JPMP CAYMAN II:        Warrant to purchase 1,897 shares

          (B)  PERCENT OF CLASS:

                      JPMP (BHCA):    12.6% (as of December 31, 2003)
                      JPMP GLOBAL:    .4% (as of December 31, 2003)
                      JPMP GLOBAL A:  .3% (as of December 31, 2003)
                      JPMP CAYMAN:    .1% (as of December 31, 2003)
                      JPMP CAYMAN II: .2% (as of December 31, 2003)

          (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)   JPMP (BHCA):     1,237,637 (Warrants to purchase 651,042
                                      shares, Options to purchase 20,000 shares and 8% Convertible Preferred Stock immediately convertible into 654,639 shares)

                     JPMP GLOBAL:     Warrant to purchase 33,795 shares
                     JPMP GLOBAL A:   Warrant to purchase 5,193 shares
                     JPMP CAYMAN:     Warrant to purchase 16,967 shares
                     JPMP CAYMAN II:  Warrant to purchase 1,897 shares

               (ii)  Not applicable.

               (iii) JPMP (BCHA):     1,237,637 (Warrants to purchase 651,042
                                      shares, Options to purchase 20,000 shares and 8% Convertible Preferred Stock immediately convertible into 654,639 shares)

                     JPMP GLOBAL:     Warrant to purchase 33,795 shares
                     JPMP GLOBAL A:   Warrant to purchase 5,193 shares
                     JPMP CAYMAN:     Warrant to purchase 16,967 shares
                     JPMP CAYMAN II:  Warrant to purchase 1,897 shares

               (iv)  Not applicable.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2004

                                     J.P. MORGAN PARTNERS (BHCA), L.P.


                                     By: JPMP Master Fund Manager, L.P.,
                                         its General Partner


                                     By: JPMP Capital Corp., its General Partner


                                     By:  /s/ Jeffrey C. Walker
                                         ---------------------------------------
                                         Name:   Jeffrey C. Walker
                                         Title:  President


                                     J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

                                     By: JPMP Global Investors, L.P.,
                                         its General Partner

                                     By: JPMP Capital Corp., its General Partner


                                     By:  /s/ Jeffrey C. Walker
                                         ---------------------------------------
                                         Name:   Jeffrey C. Walker
                                         Title:  President

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


                                   J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

                                   By:  JPMP Global Investors, L.P.,
                                        its General Partner

                                   By:  JPMP Capital Corp., its General Partner


                                   By:  /s/ Jeffrey C. Walker
                                       ---------------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  President


                                   J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                   (CAYMAN), L.P.

                                   By:  JPMP Global Investors, L.P.,
                                        its General Partner

                                   By:  JPMP Capital Corp., its General Partner


                                   By:  /s/ Jeffrey C. Walker
                                       ---------------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  President


                                   J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                   (CAYMAN) II, L.P.

                                   By:  JPMP Global Investors, L.P.,
                                        its General Partner

                                   By:  JPMP Capital Corp., its General Partner


                                   By:  /s/ Jeffrey C. Walker
                                       ---------------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  President

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


                             JOINT FILING AGREEMENT


          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 11th day of February, 2004.


                                   J.P. MORGAN PARTNERS (BHCA), L.P.

                                   By: JPMP Capital Corp., Its General Partner

                                   By:  /s/ Jeffrey C. Walker
                                       ---------------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  President


                                   J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

                                   By: JPMP Global Investors, L.P.,
                                       its General Partner

                                   By: JPMP Capital Corp., its General Partner


                                   By:  /s/ Jeffrey C. Walker
                                       ---------------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  President

                                   J.P. MORGAN PARTNERS GLOBAL INVESTORS A, L.P.

                                   By: JPMP Global Investors, L.P.,
                                       its General Partner

                                   By: JPMP Capital Corp., its General Partner


                                   By:  /s/ Jeffrey C. Walker
                                       ---------------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  President

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


                                   J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                   (CAYMAN), L.P.

                                   By: JPMP Global Investors, L.P.,
                                       its General Partner

                                   By: JPMP Capital Corp., its General Partner


                                   By:  /s/ Jeffrey C. Walker
                                       ---------------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  President

                                   J.P. MORGAN PARTNERS GLOBAL INVESTORS
                                   (CAYMAN) II, L.P.

                                   By: JPMP Global Investors, L.P.,
                                       its General Partner

                                   By: JPMP Capital Corp., its General Partner


                                   By:  /s/ Jeffrey C. Walker
                                       ---------------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  President

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


                                  EXHIBIT 2(A)

               This statement is being filed by J.P. Morgan Partners (BHCA), L.P., (as successor by merger of Chase Capital Investments, L.P. with and into J.P. Morgan Partners (BHCA), L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP
(BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business.

               This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership ("JPMP Global"), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors A, L.P., a Delaware limited partnership ("JPMP Global A"), whose principal place of business is located at the same address as JPMP
(BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a Cayman Islands limited partnership ("JPMP Cayman"), whose principal place of business is located at the same address as JPMP (BHCA); and J.P. Morgan Partners Global Investors (Cayman) II, L.P., a Cayman Islands limited partnership ("JPMP Cayman II" and collectively with JPMP Global, JPMP Global A and JPMP Cayman, the "Global Fund Entities"), whose principal place of business is located at the same address as JPMP (BHCA). Each of the Global Fund Entities is also engaged in the venture capital and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership ("JPMP Investors"), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital and leveraged buyout business as general partner of each of the Global Fund Entities.

               The general partner of each of JPMP Master Fund and JPMP Investors, L.P. is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP
(BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

               JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103

                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.


                             EXECUTIVE OFFICERS(1)

President                                     Jeffrey C. Walker*
Chief Investment Officer                      Arnold L. Chavkin*
Managing Director                             Dr. Dana Beth Ardi*
Managing Director                             Christopher C. Behrens*
Managing Director                             Julie Casella-Esposito*
Managing Director                             Rodney A. Ferguson*
Managing Director                             Cornell P. French*
Managing Director                             Michael R. Hannon*
Managing Director                             Alfredo Irigoin*
Managing Director                             Andrew Kahn*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Stephen P. Murray*
Managing Director                             Timothy Purcell*
Managing Director                             Faith Rosenfeld*
Managing Director                             Shahan D. Soghikian*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr.*
Managing Director                             Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*


--------
(1)  Each of whom is a United  States  citizen  except for  Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103

                                                                      SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman                                           David A. Coulter*
Vice Chairman                                           Thomas B. Ketchum*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management
  and Administration                                    Marc J. Shapiro*
Executive Officer                                       Donald H. McCree III*
Executive Vice President; Chief Financial Officer       Dina Dublon*
Executive Vice President; Head of Market
  Risk Management                                       Lesley Daniels Webster*
General Counsel                                         William H. McDavid*
Director of Human Resources                             John J. Farrell*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Controller                                              Joseph L. Scalfani*


--------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                 Former Chairman and Chief Executive Officer
                               TIAA-CREF
                               730 Third Avenue
                               25th Floor
                               New York, NY  10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board
                               Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
Ellen V. Futter                President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------


--------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13G
ISSUER:  NuCo2                                              CUSIP NO.: 629428103


                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey  07940
--------------------------------------------------------------------------------